JONES DAY

2727 NORTH HARWOOD STREET    •    DALLAS, TEXAS 75201.1515

TELEPHONE: +1.214.220.3939    •    FACSIMILE: +1.214.969.5100

January 9, 2015

BY EDGAR AND OVERNIGHT DELIVERY

Tom Kluck

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	NexPoint Residential Trust, Inc.
Amendment No. 2 to the Registration Statement on Form 10
File No. 001-36663

Ladies and Gentlemen:

NexPoint Residential Trust, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form 10 (Registration No. 001-36663) (as amended, the “Registration Statement”). On behalf of the Company, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated December 3, 2014. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response. Page references included in the body of the Company’s response are to the preliminary information statement filed as an exhibit to Amendment No. 2.

General

1.	Please update the financial information presented within your filing to include the period ending September 30, 2014, including your financial statements and pro formas.

Response: The Company acknowledges the Staff’s comment and has included financial information for the period ending September 30, 2014, including financial statements and pro formas, in Amendment No. 2.

2.	We note your response to comment 2 in our letter dated October 31, 2014. Please provide us with a copy of the tax opinion received from Jones Day.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will file the tax opinions from Jones Day and Dechert LLP as exhibits to the Separation and Distribution Agreement with a future amendment to the Registration Statement. As disclosed on pages 14 and 57, delivery of these opinions will be a condition to the spin-off.

ALKHOBAR       •        AMSTERDAM       •       ATLANTA       •       BEIJING        •       BOSTON        •       BRUSSELS        •       CHICAGO        •       CLEVELAND        •       COLUMBUS        •       DALLAS    •

DUBAI       •        DÜSSELDORF      •      FRANKFURT       •       HONG KONG        •       HO474USTON       •      IRVINE       •        JEDDAH       •       LONDON        •       LOS ANGELES        •       MADRID    •

MEXICO CITY       •        MIAMI       •       MILAN       •       MOSCOW       •        MUNICH      •      NEW YORK      •      PARIS      •       PERTH      •      PITTSBURGH      •      RIYADH      •       SAN DIEGO    •

SAN FRANCISCO        •         SÃO PAULO        •        SHANGHAI         •        SILICON VALLEY        •        SINGAPORE         •        SYDNEY         •        TAIPEI         •        TOKYO        •       WASHINGTON

United States Securities and Exchange Commission January 9, 2015 Page 2 of 3	JONES DAY

Business and Properties, page 76

3.	We note that you reference throughout your information statement that at the time of the completion of the spin-off, you will own a portfolio of 31 multifamily properties. Please revise to clarify that nine of the properties referenced are probable acquisitions that have not yet been completed or advise. Please also include risk factor disclosure that identifies and discusses the risk associated with your ability to close on your probable acquisitions.

Response: The Company acknowledges the Staff’s comment and has revised pages 2, 64, 66 and 75 to clarify that a number of the properties that the Company expects to own after the spin-off are probable acquisitions that have not yet closed. The Company has also revised page 23 to include a risk factor identifying and discussing the risks associated with the Company’s ability to close the probable acquisitions.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission January 9, 2015 Page 3 of 3	JONES DAY

If you have any questions, please feel free to contact me at 214.969.5148 or Brian Mitts at 972.419.2556. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Brian Mitts, Chief Financial Officer, Executive VP-Finance and

  Treasurer of NexPoint Residential Trust, Inc.

Thomas Friedmann, Dechert LLP
David Lowery, Jones Day